EXHIBIT 2


                                                            October 16, 2007

Board of Directors
CSX Corporation
500 Water Street
Jacksonville, FL  32202

Dear Board of Directors:

As you are aware, The Children's Investment Master Fund (TCI) is a long-term, value-oriented investment fund that currently owns 17.8 million shares, or 4.1% of CSX. This makes TCI one of CSX's largest shareholders. TCI is an engaged, long-term investor with a track record of helping companies reach their potential with management's cooperation, or without it. While some investors seek short-term gains, TCI has a long-term view -- our outlook is decades, not years, or months, or weeks.

Over the past year we have repeatedly, but unsuccessfully, attempted to engage in a constructive dialogue with the Board and top management of CSX on concerns we have about the business. Except for a single `one-on-one' meeting with Oscar Munoz, top management and the Board have refused all our offers to meet privately. Over the past few months, CSX has refused even to return our calls or to allow us to attend meetings at CSX with an analyst and other investors.

Instead CSX management has opted to communicate through a paid advertising campaign and an abbreviated investor day. The investor day reaffirmed to us the weakness of the CSX management team and strategy. We conclude this weakness must be made public as our attempts to discuss it privately have consistently been rebuffed. We do so in the interest of TCI investors, as well as CSX employees, customers and shareholders.

It is our view that CSX management does not fully understand the economics of the business, is cavalier about potential risks, is undisciplined about spending, is unrealistic about future prospects, is complacent about operational under-performance and is unnecessarily adversarial towards labor, shippers and shareholders. We hold the Board accountable for these failings.

We have a simple long-term desire - a stronger CSX. CSX has the potential to be the leading railroad in the United States - providing the best service, running the safest network, generating the highest returns and thus able to invest to fully meet America's freight transportation needs now and in the future. CSX's legacy dates back to America's first railroad; it should return to its rightful place as America's best.

Unfortunately, the glaring and unavoidable fact is that on virtually every major metric of operational and financial performance, CSX today is last or near last among the five major North American railroads. Perhaps the only exception is executive compensation -- Michael Ward made $36 million over the past two years, the highest compensation of any CEO in the industry.



------------------------
The Children's Investment Fund Management (UK) LLP is a limited liability partnership registered in England and Wales with registered number OC304797. A list of members' names is open to inspection at its registered office and principal place of business 7 Clifford Street, London, W1S 2WE, England. The Children's Investment Fund Management (UK) LLP is authorized and regulated by the Financial Services Authority.

The issues at CSX are real, meaningful, and addressable. We therefore urge the Board to act immediately and act voluntarily to strengthen CSX's corporate governance, management, business performance, and the Board itself. The Board should:

o Separate the Chairman and CEO roles
o Refresh the Board with new independent directors
o Allow shareholders to call special shareholder meetings
o Align management compensation with shareholder interests
o Provide a plan to improve operations
o Justify the capital spending plan
o Promote open and constructive relations with labor, shippers and shareholders

Failure to take these actions would, in our opinion, be negligent of your duty to shareholders.

We urge the Board to be open-minded as it reads this letter as we share a common goal - to ensure that CSX is a strong and viable company able to provide the service that its shippers demand, a working environment that its employees can be proud of, and the returns that its shareholders deserve. Achieving operational excellence and maximizing shareholder value are inextricably linked, not mutually exclusive.

We also urge open-mindedness as the views and frustrations expressed in this letter are widely held. Relations with labor, shippers and shareholders are strained. The Board should question whether the views of so many constituencies could really be wrong. The Board should also question why Warren Buffett, a legendary investor known for identifying and backing good management teams, has chosen to invest in each of the major US railroads, except CSX.

Not open to question is the fact that CSX lags its peers on almost every major operational and financial metric. It is not just the fact that CSX ranks poorly on these metrics that causes us concern. It is the fact that management refuses to acknowledge the underperformance, discuss it with shareholders, or present a plan to address it.

The Board should know that TCI is also a shareholder in other US railroads. However, the other management teams have been willing to engage in an open and constructive dialogue with us, through which we have gained confidence in their abilities and strategies. We had hoped for a similarly constructive relationship with CSX.

CSX has a long and rich tradition. It is an essential part of America's infrastructure and commerce. It is a vital artery for thousands of businesses, large and small. It is the fruit of labor and source of livelihood of tens of thousands of workers. It helps fund retirements, scholarships and the lives of hundreds of thousands of investors through pension funds, university endowments and personal investment accounts. A CSX that operates at anything less than its fullest potential is a disappointment and disservice to all.

I.    CORPORATE GOVERNANCE

Sound corporate governance is essential to successful performance - it provides checks and balances, accountability and aligned incentives. Corporate governance at CSX is lacking in all of these criteria and shareholder confidence in the Board needs to be restored. We therefore ask the Board to take the following actions:

o SEPARATE THE CHAIRMAN AND CEO ROLES. This is widely recognized as a `best practice' in corporate governance; how can a Chairman independently question his own failings as a CEO? Further, we believe Michael Ward's interests are not reflective of and not aligned with CSX shareholders. His comments in a recent Bloomberg interview are telling - in response to a question on how CSX would spend its cashflow, he drew an analogy to a farmer winning the lottery who, when asked how he would spend the winnings, answered that he would "keep farming UNTIL EVERY PENNY OF IT IS GONE." The farmer may do as he wishes with his own money, but Michael Ward is managing ours - the shareholders'. We fear he wants to spend everything he can, whether it creates shareholder value or not. His consistent personal sales of CSX stock while increasing CSX's spending speaks volumes, as if to say "this spending is good enough for your [shareholder] capital, but not good enough for mine."

o CHANGE BOARD COMPOSITION. While one independent director has some railroad background, not a single independent director has direct railroad management experience, leaving the Board unable to credibly challenge management. In addition, over half of the independent directors have been on the Board for over a decade, leading us to question their independence, as does the fact that our requests to the Board to discuss concerns about management were flatly denied. Who should shareholders speak to on these issues if not the independent members of the Board? The Board needs to be refreshed with new independent directors acceptable to large shareholders, including TCI, who not only respect and invite the views of shareholders, but also have the railroad or other relevant business expertise to challenge management, and the courage to do so. Shareholder confidence in the Board needs to be restored.

o ALLOW SHAREHOLDERS TO CALL SPECIAL MEETINGS. At CSX's most recent annual shareholder meeting, shareholders voted OVERWHELMINGLY (nearly 2.3 votes in favor for every 1 vote against) in favor of amending the bylaws to allow shareholders to call special meetings, and yet the Board has failed to act on this. We believe the threshold should be set at 10% for any individual or group of shareholders. Michael Ward said at the investor day that allowing shareholders to call special meetings was still under consideration by the Board. We view this statement as disingenuous - it does not (or certainly should not) take five months to make this decision. In fact, the Board has found the time to amend the bylaws twice since the shareholder meeting, including incorporating the majority voting resolution, which passed by a much smaller margin (only 1.3 votes in favor for every 1 vote against). If the Board has decided to ignore the views of its shareholders, it should immediately make that decision public. Ignoring the issue, or the shareholders who care about it, is poor corporate governance, and unwise.

o ALIGN MANAGEMENT COMPENSATION WITH SHAREHOLDER INTERESTS. Shareholder value is created by increasing returns on capital, and that is how management should be compensated. In fact, that is largely how they are compensated at the four other large Class I railroads. However, at CSX long-term executive compensation is now predominantly tied to the company's operating ratio. Improvements in the operating ratio can be `gamed' by accounting adjustments or re-allocations from operating costs to capex, and `bought' by investing in projects that would directly or immediately improve the operating ratio instead of projects that earn the best risk-adjusted returns on capital. For example, it provides a clear incentive to buy
     assets   instead   of  lease   them,   irrespective
     of which is better economically(1). We note that since the Board changed compensation away from free cash flow, CSX's annual capex budget has increased by over 50%.

                                    [GRAPHIC]

II.   OPERATIONAL IMPROVEMENT

CSX is not a well run railroad in our opinion. Unlike management, TCI does not benchmark relative to history and claim success; we benchmark relative to potential and assess failure. As you can see below, CSX is last or near last among the five major North American rails on almost every key operational metric (ranking is best at top to worst at bottom)(2).

        ---------------------------------------------------------------
        VELOCITY  DWELL   ACCIDENT  LABOR/SALES     COST      COST/UNIT
                  TIME     RATE                   INFLATION   INFLATION
        ---------------------------------------------------------------
        CN         CN       NSC        CN            CN         CN
        BNSF       NSC      CN         BNSF          NSC        NSC
        UP         BNSF     CSX        NSC           UP         UP
        NSC        CSX      BNSF       UP            CSX        BNSF
        CSX        UP       UP         CSX           BNSF       CSX

While the type of network can make a difference, this chart makes clear that CSX's underperformance is not due to its network type - there is one of each type of railroad (eastern, western and Canadian) that consistently outperforms CSX. The issue is management. This is our belief, the belief of nearly every ex-railroad (including ex-CSX) executive and employee we have spoken with, the belief of nearly every railroad research analyst, and it is what the data

----------
(1) The $200 million project highlighted at the investor day to replace leased with owned locomotives illustrates this point. There are two effects from this that improve the operating ratio. First, it will move the financing component of lease expense (currently an operating cost) to interest expense. Second, the lease term is typically shorter than the depreciable life, so lease expense is being replaced by a smaller depreciation expense. These effects would occur irrespective of whether the transaction truly created shareholder value. Therefore management would be able to improve the operating ratio, and increase its compensation, despite not creating shareholder value.

(2) TCI Analysis. Based on publicly available data for 12 months ended June 30, 2007. Cost inflation is based on operating expenses excluding fuel and depreciation.

shows. We simply cannot ignore all of these views and facts. The following from industry analysts sum up well what we believe is a commonly shared view:

     "...WE SEE NO REASON WHY INITIATIVES AT CSX CANNOT RESULT IN SUBSTANTIALLY BETTER MARGINS. A FAILURE TO ACHIEVE SUCH MARGINS OVER TIME COULD SUGGEST IT IS MORE AN ISSUE OF MANAGEMENT." WILLIAM GREENE, MORGAN STANLEY

     "WE THINK ~6% PRICE INCREASES AND MID-SINGLE Y/Y GAINS IN AVERAGE TRAIN SPEEDS AND TERMINAL DWELL SHOULD BE GENERATING MORE OPERATING MARGIN IMPROVEMENTS THAN WE'VE SEEN SO FAR. THERE'S STILL A LOT OF FAT ON THIS PIG." RICK PATERSON, UBS

A well run business with sound corporate governance would never be referred to as a `pig.' The fact that CSX is because of its weak management is tragic. CSX is a coveted franchise with a storied history - the Board shouldn't tarnish this by giving anyone reason to refer to the company in this way.

While the underperformance is dramatic, management's refusal to acknowledge it compounds our concern. At the investor day, management once again failed to provide any specific long-term operating targets. Management's operating ratio target (low-to-mid 70s operating ratio by 2010) can be achieved by price increases alone, as the following analysis illustrates. This leaves us to conclude that management has no plan to improve the operations, or at least not a plan they can be held accountable for by shareholders.

                                     2007      2008       2009        2010
                                    -------------------------------------------
Revenue                              10.0      10.6       11.1        11.7
   PRICE GROWTH                                 5.5%       5.5%        5.5%
   VOLUME GROWTH                                  0%         0%          0%
Operating expenses                   (7.8)     (8.0)      (8.3)       (8.5)
    COST INFLATION                              3.0%       3.0%        3.0%
Operating income                      2.2       2.5        2.9         3.2
------------------------------------------------------------------------------
OPERATING RATIO                        78%       76%        74%         73%
------------------------------------------------------------------------------

The analysis set forth above assumes NO volume growth, NO earnings contribution from growth investment and NO productivity or efficiency improvement. Nevertheless, the operating ratio achieves management's `low-to-mid 70s' target by 2010(3).

The lack of spending discipline seems to us to be cultural. Take for example the fact that every major US railroad has responded in some way to the current soft environment, except CSX. Norfolk Southern, already noticeably more efficient than CSX, cut operating costs so that in H1 2007 they were actually 2% BELOW the absolute level of costs in H1 2006, despite inflation; in contrast, CSX's costs are UP 4% in the same comparison. Burlington Northern CUT its 2007 capex budget TWICE (in contrast, CSX RAISED its capex budget TWICE). Union Pacific has managed to keep cost growth lower than CSX despite having much stronger volumes.

The inescapable conclusion is whatever CSX is doing, it could be doing it better and its competitors, in fact, are. Since Michael Ward was appointed CEO, the gap in operating ratio

------------------------
(3) TCI Analysis. Pricing assumption based on an extrapolation of management guidance.

between CSX and both Norfolk Southern and Canadian National, the industry leaders, has actually widened. Yet somehow the Board has found it acceptable to make Michael Ward the highest compensated CEO in the industry over the past two years. We must question the Board's judgment.

While we recognize that CSX's share price has performed well over the past several years, and its operations have improved, we note that both improvements are off of a low base; this low base seems largely attributable, to us, to poor execution of the Conrail integration. As a senior manager at CSX over the past decade, and in particular as the VP responsible for the Conrail merger planning and integration, Michael Ward was at least partly responsible for CSX being at that low base in the first place. It seems irrational to us to reward someone merely for making some progress towards getting the company out of a mess he was largely responsible for getting the company into. Frankly, a similar logic could be applied to longstanding members of the Board.

We therefore recommend the Board and management take the following actions:

o PRESENT TO SHAREHOLDERS A DETAILED AND CREDIBLE PLAN TO IMPROVE OPERATIONS. Investors need both a clear idea of management's view of the potential to improve the business as well as yardsticks to judge their ability to execute on their plan. This requires a detailed operating plan with specific long-term operational and cost targets, not simply operating ratio targets (as the operating ratio is impacted by both price and operations).

o RE-EVALUATE THE ABSOLUTE LEVELS OF MANAGEMENT COMPENSATION. In addition to changing the primary metric on which compensation is based, the Board should consider whether the absolute levels of payouts are reasonable. To be clear, we have no issues with managements being well paid. However, we have serious issues with managements being overpaid (i.e., well paid but under-delivering).

III.  RETURNS ON CAPITAL

Does the Board really believe CSX is close to earning its cost of capital? Economically, CSX earns just a 1-3% return on its capital, not the ~9% management proclaimed at their investor day(4). While return on invested capital
(ROIC) may be used for accounting or regulatory purposes (inappropriately we believe), it shouldn't be the focus of dialogue between management and shareholders if it doesn't reflect economic reality. In this case, it certainly does not. We are therefore surprised that management chose to focus on ROIC and disappointed that we as shareholders, instead of the Board or management, must explain how to evaluate true economic returns for the company you are entrusted to manage. We question whether CSX management understands the economics of the business. If they do, they are being disingenuous in asserting they have `earned the right to spend' because CSX is close to earning its cost of capital; obviously this claim cannot be made on the true returns.

----------------------
(4) CSX earns a taxed-EBIT of roughly $1.3 billion, which is a 1% return on the $100 billion replacement value we estimate. No matter how one calculates replacement value, it is unthinkable that the replacement value for CSX could be below $50 billion, implying at most a return of 3%.

Returns must be calculated on the fair value of the capital today. This is best approximated by replacement value, which we estimate is close to $100 billion for CSX, as opposed to the approximately $16 billion management uses as a capital base. The $16 billion is the invested capital AT HISTORIC COST as opposed to at today's cost. Why does management, and the Board, believe CSX should earn a fair return only on the historic cost of its land and network as opposed to the value of that land and network today? You cannot buy the land for the same price as you could in the l800s, nor can you buy locomotives for the same price as you could 30 years ago, nor can you replace rail for the same price as you could 20 years ago. Using historic cost is the same flawed logic as a landlord charging rent on a 100 year-old home based on what it cost to buy the land and build that home 100 years ago, as opposed to a rent based on the value of that home today.

In our mind there is simply no justification for publicly asserting to shareholders that CSX is "achieving returns approaching cost of capital in 2007" when the reality is CSX's returns will likely not approach its cost of capital for decades.

We therefore ask the Board and management to take the following actions:

o    PRESENT A  CORRECTED  STRONGER  RETURNS  ON  LONG-TERM  INVESTMENTS  SLIDE.
     Management needs to present to shareholders a truer reflection of the returns CSX generates. This requires an estimation of replacement value, but even a rough approximation of replacement value will suffice to make the point. It is better to be approximately right than precisely wrong.

o ENSURE THAT ALL RETURNS-BASED DECISIONS REFLECT ECONOMIC REALITY. THERE are many decisions that management and the Board make based on return on capital, including pricing and capital investment decisions. We fear these decisions are being made on overstated returns, leading to wrong decisions.

IV.   CAPITAL SPENDING

US railroads could require up to $150 billion of growth investment over the next 30 years to meet America's growing freight transportation needs. CSX's management is putting the ability of CSX, and the other major US railroads, to make the needed future investments at severe risk by advocating an illogical and undisciplined capital spending plan. Reckless spending will undermine confidence in CSX and the railroad sector, and will result in less access to capital for them all. This is of great concern to us, as we firmly believe that shareholder value is created through SUSTAINABLE investment in safety, maintenance, infrastructure and training.

Recognizing this fact, the CEOs of all of the major US railroads, with the notable exception of Michael Ward, are trying to establish credibility as DISCIPLINED guardians of capital, as their comments in recent letters to the STB show:

     "AS A PRIVATE COMPANY, BNSF WILL ONLY INVEST IN ADDED CAPACITY TO THE EXTENT WE BELIEVE WE CAN EARN AN ADEQUATE RETURN ON THOSE INVESTMENTS." MATT ROSE, CEO OF BURLINGTON NORTHERN

     "INCREASED INVESTMENT IN ADDITIONAL CAPACITY CANNOT ALWAYS BE ECONOMICALLY JUSTIFIED BECOMES QUESTIONABLE WHETHER A COMPANY CAN MEET ITS COST OF CAPITAL ON AN ONGOING BASIS." WICK MOORMAN, CEO OF NORFOLK SOUTHERN

     "THE OWNERS OF THE UNION PACIFIC (OUR SHAREHOLDERS) HAVE A FIDUCIARY RESPONSIBILITY TO ENSURE THAT MANAGEMENT WILL OPERATE THE COMPANY IN A PROFITABLE MANNER AND MAKE PRUDENT DECISIONS REGARDING FUTURE CAPITAL INVESTMENTS." JIM YOUNG, CEO OF UNION PACIFIC

These CEOs recognize that capital spending must be economically justified, as the inevitable consequence of spending recklessly is losing the confidence of the owners of the business, who will have no choice but to restrain future capital spending. Individuals who overspend lose their creditworthiness and thus their ability to spend in the future. The underlying logic and result is no different for shareholder-owned companies.

Further, just as over-extended subprime lending has resulted in a crisis of confidence among all lenders - resulting in even prime borrowers now finding it difficult to obtain mortgages - CSX's undisciplined spending plan could prove damaging for all US railroads, even the disciplined ones. Unfortunately, as many companies and sectors have learned, once confidence is lost it can take years or decades to be re-established.

So while Michael Ward's seeming objective to spend "until every penny of it is gone" may sound like it addresses the long-term investment need of the industry, it actually undermines it. Reckless spending is a short-term strategy, with the dire long-term consequence of less access to capital for CSX and other US railroads. US railroads are in the infancy of a very exciting growth phase; CSX management should not ruin it by undermining shareholder confidence, as they are doing.

To protect CSX's ability to invest sustainably in the future, the Board must work to re-establish shareholder confidence. This confidence has been undermined by management's unwillingness or inability to justify a capital spending plan that seems totally out of touch with the economic reality, as well as by glaring inconsistencies between management's statements and actions regarding maintenance capex.

GROWTH INVESTMENT. Management has consistently over-estimated volume growth for CSX, and as a result has spent for growth that CSX has not delivered. At CSX's 2005 investor day management forecasted annual volume growth of 2-3%, accommodated by $1.2 billion in annual capex. Since then volumes have declined and yet the capex budget has increased.

We firmly believe in making investments to meet the future needs of the business, but the estimate of future needs should be realistic and credible. Estimating that CSX volumes will be 43% above current levels by 2010 is neither. Yet 43% growth by 2010 seems to be what management is estimating, as the following analysis illustrates:

                                    [GRAPHIC]
                     PLEASE REFER TO FOOTNOTE 5 FOR DETAILS


The ~23% spare capacity CSX already has (6% volume decline + 17% capacity created through productivity) seems adequate for a decade of 2-3% annual volume growth. Yet management has increased the capex budget TWICE in 2007. It is certainly reasonable for shareholders to question why management believes 43% volume growth by 2010 is realistic, especially in light of a weakening and uncertain US economy, and considering management's consistent over-estimation of volume growth historically.

We acknowledge these are very rough system-wide approximations, but even if the estimates are half of these amounts, what leads management to conclude volumes will be even 20% higher than current levels by 2010, much less 43% higher? We are not the only ones seeking an answer to this question - the JP Morgan analyst commented after the investor day as follows:

     "WE WALKED AWAY WITHOUT MUCH CONVICTION OR VISIBILITY TO HOW THEY WILL TRANSITION FROM SEVERAL YEARS OF NO VOLUME GROWTH TO MEANINGFUL VOLUME GROWTH IN THE FUTURE"

     "WE LACK VISIBILITY TO IMPROVED VOLUME PERFORMANCE FOR CSX THAT WOULD HELP JUSTIFY THE STRONG INVESTMENT"

     "IN OUR VIEW, THE COMBINATION OF A VERY STRONG CAPITAL SPENDING PLAN WITH AN UNFAVORABLE MEDIUM-TERM VOLUME OUTLOOK IS NOT A GOOD RECIPE FOR UPSIDE FOR THIS STOCK"

There is a striking analogy here, with important lessons that hopefully do not have to be re-learned. The last time mature network-oriented businesses expected this type of growth was the telecom companies in the dot com era. Almost without exception, the growth did not materialize, huge value was destroyed, the management teams were replaced and access to capital thereafter was (and in many cases still is) significantly diminished. Confidence in the telecom sector has still not fully recovered.


--------------------------------------
(5) TCI Analysis. 43% comprised as follows: (i) 6% volume decline since 2004 implies at least 6% excess capacity today; (ii) since Q2 2004 dwell time and velocity have improved by 18% and 5% respectively, which we estimate creates 17% capacity assuming trains spend 90% of their time dwelling and 10% moving; (iii) management stated at the 2005 investor day that capex equal to 12-13% of revenue would finance 2-3% volume growth, implying roughly $100 million of capex for 1% volume growth. The 2007-2010 capital budget includes over $2 billion of expansion capex (per Oscar Munoz's presentation at the Merrill Lynch conference, June 2007), so approximately 20% volume growth.

Management may argue that the capital spending is not just for capacity increases, but also for productivity gains and efficiency improvements. However, in the railroad business, productivity gains are essentially capacity increases and, as discussed, management's operating ratio guidance seems to include no benefits from productivity or efficiency gains. All of this begs the question - where is this $2 billion of shareholders' capital going, and for what returns? The Board should be asking this question, but management's inability to answer it leaves us to conclude that it isn't.

MAINTENANCE CAPEX. Senior management had REPEATEDLY told us in the past that they had NOT been under-investing in the network and there was no further
`catch-up' capex required post-2006(6). Yet at the investor day management announced a huge increase in the annual rail and tie replacement program and suggested they had underspent previously; this was the message that the market took away:

     "DETAILED CAPEX FORECASTS SUGGEST UNDERSPENDING IN PRIOR YEARS, WHICH COULD HINDER FUTURE RETURNS...IN FACT, MICHAEL WARD, THE COMPANY'S CEO, SUGGESTED THAT THE COMPANY'S IRREGULAR CAPITAL SPENDING IN PRIOR YEARS MAY BE TO BLAME FOR SOME OF THE HIGHER CAPITAL EXPENDITURES NEAR-TERM" WILLIAM GREENE, MORGAN STANLEY

Based on GTMs and useful lives, the old level of rail and tie replacement seems appropriate, and it is also consistent (GTM-adjusted) with the replacement program at Norfolk Southern, widely considered the industry leader in network maintenance. This would suggest that management is now bloating the maintenance capex budget and wasting valuable shareholder capital. Alternatively, we could conclude that management HAD under-invested and had misled us and others about doing so. If this was the case, we find the under-investment of capex when compensation was free cashflow-based, and then catching up on capex once the compensation system had moved away from free cashflow, to be questionable at best.

Not only is confidence in CSX management undermined by a capital spending plan that seems economically unjustifiable and inconsistencies related to maintenance capex, it is also undermined by their advocating an approach to capital allocation, the `balanced approach', which lacks financial logic. The `balanced approach' is an easy way out for a management that is unable or unwilling to truly distinguish the merits of various options for capital deployment.

Capital should be allocated to where it is able to achieve its highest long term, risk-adjusted return.

Instead CSX is allocating capital based on an arbitrary `balance' and a pre-determined preference, based on Michael Ward's comments, to invest in new projects irrespective of whether better returns can be achieved elsewhere, and to return capital to shareholders via


-----------------------
(6) In late 2006 both Oscar Munoz and David Baggs told us on different occasions that maintenance capex would be $850-900 million. Alarmingly management has raised this by over 25% to $1.1 billion in the latest capital budget (per Oscar Munoz's presentation at the Merrill Lynch conference, June 2007).

dividends instead of share repurchases, despite the stock being fundamentally cheap in our opinion(7).

A company's ability to invest continuously for the long-term rests on management's ability to maintain confidence and credibility with its shareholders. CSX is not an exception to this rule, and this confidence does not exist today. To re-establish it, management and the Board need to prove rationality, discipline and integrity to us and the other shareholders. Capital allocation deserves rigorous analysis and a transparent and financially solid logic. Management has provided none of that in our view. We therefore ask the Board and management to take the following action:

o JUSTIFY THE 2007-10 CAPITAL SPENDING PLAN TO SHAREHOLDERS. It is time to shed biases, be transparent and realistic, and commit to deploying capital in the best interest of shareholders. Management should present details of each key project in the capital plan, the main pricing and volume assumptions, and the expected after-tax returns, so if growth investment is resumed it is done with the support of shareholders(8). We acknowledge that this level of disclosure is not customary, but it is necessary - the Board has failed to provide proper oversight and discipline, so the shareholders must. Shareholders need the information to hold management accountable for delivering returns. It is, after all, our capital.

V.    RESPONSE TO REGULATORY PRESSURE

Over the past year, the STB has issued several decisions against the railroads, including those related to smaller shipper rate cases, fuel surcharges and the cost of capital. The STB's slashing of the cost of capital coupled with a refusal to simultaneously consider replacement cost has significantly increased regulatory risk.

We do not believe CSX management fully appreciates the regulatory and legislative risks facing the industry. In fact, CSX management is fanning the anti-rail flames and thus only increasing these risks by massively overstating CSX's true returns.

We therefore ask the Board and management take the following actions:

o EDUCATE POLICYMAKERS AND REGULATORS ON THE TRUE STATE OF THE INDUSTRY. US railroads earn lower economic returns than almost any industry in the world, and CSX earns among the lowest returns even within that group. Instead of portraying this truthful state of the industry, management is focused on developing a paid advertising campaign about how wonderfully CSX is performing. In addition to being a waste of management time

----------------------
(7) We recognize that CSX's returns significantly more capital via buyback than dividends, However, Oscar Munoz's statement at the investor day is alarming, "our Chairman in particular has a strong affinity for returning value to share owners through this methodology [dividends]." The buyback versus dividend decision should be based on what most shareholders desire and on whether the stock is cheap or not. It should not be based on a Chairman's attachment to dividends.

(8) As discussed further in this letter, all growth capital spending should be frozen until the heightened risk of re-regulation passes. If the risk passes, management should proceed with a plan that is economically justified to shareholders.

     and shareholder money, it is simply not true. CSX needs to stop the sloganeering and start the education. If railroads can not earn adequate returns on replacement value they cannot justify investment, which means even more trucks on the highway, even more shippers complaining about service, and even more pollution in the atmosphere.

o PROVIDE THE STB A PRACTICAL METHODOLOGY TO ESTIMATE REPLACEMENT VALUE. Replacement value or current cost accounting are widely accepted and used standards for both accounting and regulation around the world. In its recent cost of capital decision, the STB not only opened the door for the railroads to present a methodology that would allow calculation of returns on replacement cost, but cited its predecessor, the ICC, in saying that a replacement cost methodology was PREFERABLE to use of historic costs. Yet, the STB also has claimed that a practical methodology for estimating replacement cost has not been presented to it. This is a dramatic failure on the rail industry's part, and it needs to be rectified immediately by CSX alone or in conjunction with other US railroads.

o FREEZE GROWTH INVESTMENT UNTIL THE FATE OF THE RE-REGULATION BILL IS KNOWN. It is irresponsible to make long-term investments without knowing the long-term returns, and the long-term returns are unknowable while the re-regulation risk persists at this heightened level. This is a sad outcome, and ironic as Washington acknowledges the railroads' need to make long-term investments, and yet it is the uncertainty emanating from Washington that ensures such investments cannot be justifiably made.

VI.   MANAGEMENT APPROACH TO KEY CONSTITUENCIES

It is completely counter-intuitive to us that at the time of the brightest long-term prospects for the industry, putting the heightened risk of re-regulation aside, CSX has managed to alienate its workers, its customers, and its owners. Railroads are unique in American industry in that they have the largest self-managed workforce in the country, touch nearly every sector and every community, and re-invest the highest level of capital per revenue dollar of any major industry. Thus, while good relations with workers, customers and owners are always important, they seem essential for railroads.

Yet, in our experience, and those relayed to us by others, CSX management has too often taken an `us versus them' approach, resulting in tension instead of solutions. We strongly urge the Board and management to re-evaluate this adversarial approach, as workers will be more productive, shippers more accommodating, and shareholders more understanding if management fosters an open, collaborative and constructive relationship with all of them. All of our interests should be, largely, aligned.

We hope you receive this as a constructive letter from an informed shareholder with a simple aim - a better and stronger CSX. We have no desire to be disrespectful to the Board or the management team. Our views of CSX, as with all of our investments, are based on the facts. We do not have preconceived notions of the right actions or strategies a company should pursue. We have supported management in many of the companies in which we invest, and opposed it in others. We have supported acquisitions and increased investment in some companies in which we invest, and opposed it in others. Our view is always informed by an open-minded and objective assessment of the facts and the situation. As our record shows, our views have usually proven over time to be in the best long-term interest of the companies in which we invest. To us, this is being a good shareholder, and that is what we strive to be.

We hope you appreciate that it is incumbent on us to raise these issues on behalf of all of the stakeholders of CSX, and as we are guardians of others' capital and have a duty to act in their best long-term interests, as you do to act in ours, the shareholders'.

We sincerely hope you will act now -- and act voluntarily -- to address the serious issues facing CSX. We are available, as always, to discuss issues relevant to CSX.

Sincerely,

/s/ CHRIS HOHN                               /s/ SNEHAL AMIN
-----------------------------                --------------------------
Chris Hohn                                   Snehal Amin
MANAGING PARTNER                             PARTNER